Way of Being

Profit and Loss

January - September, 2023

	TOTAL
Income	
Sales	200.00
Sales of Product Income	47,271.65
Uncategorized Income	813.89
Total Income	**$48,285.54**
Cost of Goods Sold	
Cost of Goods Sold	17,085.87
Shipping	2,379.68
Total Cost of Goods Sold	**$19,465.55**
GROSS PROFIT	**$28,819.99**
Expenses	
Advertising & Marketing	2,366.16
Bank Charges & Fees	199.84
Insurance	1,575.72
Legal & Professional Services	1,562.50
Meals & Entertainment	245.84
Office Supplies & Software	4,081.69
Office/General Administrative Expenses	1,561.29
Payroll	7,569.92
Payroll Tax Expenses	2,197.64
Rent & Lease	2,800.00
Repairs & Maintenance	384.05
Shipping, Freight & Delivery	2,460.70
Supplies & Materials	1,132.49
Taxes & Licenses	583.35
Uncategorized Expense	0.16
Utilities	450.00
Total Expenses	**$29,171.35**
NET OPERATING INCOME	**$ -351.36**
NET INCOME	**$ -351.36**

Way of Being

Balance Sheet

As of September 30, 2023

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Annual Expenses	477.05
Good Intent Checking	349.83
Income/Inventory - 2	6,376.98
Marketing & Misc	3,375.06
Monthly Subscriptions	356.60
Operating Expenses - 2	-932.10
Owners' Pay - 2	513.31
Payroll Account	1,452.07
Profit - 2	1,289.81
Taxes - 2	2,871.06
Total Bank Accounts	**$16,129.67**
Accounts Receivable	
Accounts Receivable (A/R)	0.00
Total Accounts Receivable	**$0.00**
Other Current Assets	
Inventory	240.00
Uncategorized Asset - do not use	0.00
Undeposited Funds	200.00
Total Other Current Assets	**$440.00**
Total Current Assets	**$16,569.67**
TOTAL ASSETS	**$16,569.67**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Loan Payable	2,654.29
Out Of Scope Agency Payable	0.00
Total Other Current Liabilities	**$2,654.29**
Total Current Liabilities	**$2,654.29**
Total Liabilities	**$2,654.29**
Equity	
Opening Balance Equity	0.00
Owner's Investment	22,303.00
Owner's Pay & Personal Expenses	-11,931.31
Retained Earnings	3,895.05
Net Income	-351.36
Total Equity	**$13,915.38**
TOTAL LIABILITIES AND EQUITY	**$16,569.67**

Way of Being

Statement of Cash Flows
January - September, 2023

	TOTAL
OPERATING ACTIVITIES	
Net Income	-351.36
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	0.00
Loan Payable	1,902.50
Out Of Scope Agency Payable	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**1,902.50**
Net cash provided by operating activities	**$1,551.14**
FINANCING ACTIVITIES	
Owner's Pay & Personal Expenses	-3,685.67
Net cash provided by financing activities	**$ -3,685.67**
NET CASH INCREASE FOR PERIOD	**$ -2,134.53**
Cash at beginning of period	18,464.20
CASH AT END OF PERIOD	**$16,329.67**